Exhibit 99.5

To Our Shareholders

INbeverages

I am pleased to report we have achieved a number of significant milestones in what has been an outstanding year for our company.

Burcon’s flagship protein technology, CLARISOY™, was launched in June 2011 by Archer Daniels Midland Company (“ADM”), describing CLARISOY™ 100 as:

“The world’s first vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems.”

It is just a little over one year since we signed the CLARISOY™ license agreement with ADM and the first commercial production facility is already online: an important milestone for Burcon. The coming year should mark a further significant milestone for Burcon as we expect to become a revenue-generating company for the first time in our history.

We are encouraged by the pace of ADM’s production and marketing efforts. At the time of writing, ADM has just launched the first extension of the CLARISOY™ line, CLARISOY™ 150, at the 2012 Institute of Food Technologist’s Annual Meeting and Food Expo. CLARISOY™ 150 opens up an entire range of additional consumer products that can be formulated to incorporate CLARISOY™, including the large category of neutral beverages with a pH of 7.0 or higher such as meal replacements and weight management products.

1 Burcon Nutrascience Corporation / Annual Report 2012 / Letter to Shareholders

INfood

2012 has been an outstanding year for our company

Innovation

On November 15, 2011, Burcon announced another technological breakthrough when we introduced PEAZAZZ™ pea protein isolate. PEAZAZZ™ is a uniquely clean-tasting pea protein that is 100% soluble, transparent and heat-stable in low pH solutions. This non-GMO and non-allergenic protein is perfect for use as a protein ingredient in a variety of consumer products including fruit juices, sports nutrition drinks, powdered beverages, fortified water, nutrition bars, baked goods and vegetarian and vegan foods. Pea protein is already in wide use and therefore our PEAZAZZ™ benefits from existing regulatory safety approvals making it an attractive plant-based protein ingredient.

During the past year, the canola license and development agreement with ADM – which had been in place since September of 2003 – lapsed and consequently, Burcon is now free to choose alternative paths for the commercialization of its canola protein technologies for Puratein®, Supertein™ and Nutratein™. Over the course of this year, Burcon has been working with an animal feed producer to use Nutratein™ as a potential protein source in a high-value animal feed application. In addition, we have executed a number of confidentiality and material transfer agreements with major food and beverage manufacturers to establish the commercial value of Burcon’s Puratein® and Supertein™ canola protein isolates. We are pleased with the progress and continue to work closely with potential customers on our novel canola proteins.

Burcon Nutrascience Corporation / Annual Report 2012 / Letter to Shareholders 2

INdairy blends	Our goal is to pursue a strategic alliance to commercialize our PEAZAZZ™ pea protein technology

Accessing Markets

The launch of CLARISOY™ by U.S.-based ADM provided a timely opportunity for Burcon to address the U.S. investor market. It was a natural progression for Burcon to pursue a listing of its common shares on a U.S. exchange and we chose the NASDAQ Global Market. We expect our new NASDAQ listing will help raise awareness of Burcon within the U.S. investment community as our shares are now more accessible to U.S. investors.

Addressing Opportunities

Consumers worldwide are demanding great-tasting products that also deliver nutritional benefits for their increasingly active lifestyles. In response to this demand, the food and beverage industry is seeking innovative ingredients with exceptional nutritional and functional attributes that allow them to formulate the perfect unison of health and wellness and great taste into their products. We believe our other innovative technologies such as our PEAZAZZ™ pea protein generate even more commercial opportunities for us. Our proteins allow food and beverage makers to formulate nutritious and functional vegetable protein ingredients into numerous applications such as low pH beverages, juices, fortified water, baked goods and many others.

We believe our innovative protein extraction technologies are timely and can form part of the solution to feeding a growing population in a sustainable and environmentally-friendly manner. To that end, bringing our PEAZAZZ™ pea protein to market is our current top priority for the coming year. Our goal is to establish a strategic alliance to commercialize our PEAZAZZ™ pea protein technology.

3 Burcon Nutrascience Corporation / Annual Report 2012 / Letter to Shareholders

INstores

INbaked goods

In closing, I would like to sincerely thank my fellow shareholders who have supported us and also thank every member of the Burcon team for their continued dedication and excellence. I would also like to take this opportunity to thank two outgoing directors who have both made important contributions to our success, Dr. Lawrence (Larry) Wang and Mr. Paul S. Westdal. With his expertise in human nutrition and metabolism Larry worked diligently in his capacity as a Burcon director for three years serving on most of Burcon’s board committees and as Burcon’s lead director for the past two years. Paul has served as an independent director for the past thirteen years. More importantly Paul, a grain industry specialist along with protein chemist Dr. Don Murray, co-founded Burcon’s predecessor company, BMW Canola. Together they focused their talents and experience on the challenge of unlocking canola’s potential as a rich source of protein. In a true test of entrepreneurial drive, Paul succeeded in establishing what Burcon is today: a company that has grown over a twenty-year period to now having a significant portfolio of intellectual property covering a broad range of protein ingredients from soy to flax with products and technologies in the late stages of commercialization and with a skilled team of scientists and engineers. In recognition of his significant contribution to Burcon, Paul will hold the title Director Emeritus.

This has been an outstanding year for Burcon and we look forward to another fruitful year.

/s/ Allan Yap
Allan Yap
Chief Executive Officer and
Chairman of the Board of Directors

Burcon Nutrascience Corporation / Annual Report 2012 / Letter to Shareholders 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Years ended March 31, 2012 & 2011 (All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 25, 2012 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2012. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

Forward looking statements
From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

5 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

Overview of the Company and Its Business
Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which is 100% soluble and transparent in acidic solutions; Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes; and PEAZAZZ™ pea protein which is 100% soluble and transparent in low pH solutions with clean flavour characteristics. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 193 issued patents worldwide, including 34 issued U.S. patents, and in excess of 375 additional patent applications, 74 of which are U.S. patent applications.

License and Production Agreement
On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (License) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed an initial production facility to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production Facility (the “Initial License Fee”), (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the net sales of CLARISOY™ under the twenty-year license agreement. The maintenance of the CLARISOY™ soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY™ will be the sole expense of ADM. During the year, Burcon recorded an Initial License Fee of about $223,000 as deferred revenue (March 31, 2011 - $nil).

License and Development Agreement
Burcon had a license and development agreement (the “Canola Agreement”) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon agreed to reimburse ADM for its share of the U.S. regulatory recognition process of US$360,000 (CA$359,100). In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. Unless Burcon and ADM agreed to any further extensions or amendments by that date, the funds held in the escrow account, including any accrued interest, would be released to ADM. Upon ADM’s receipt of the escrow funds, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM would have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in escrow were released to ADM in April 2012.

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 6

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

Operational Highlights
CLARISOY™
ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line, at the IFT (Institute of Food Technologists) Annual Meeting and Food Expo in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends. The Winnipeg Technical Centre (“WTC”) produced significant quantities of CLARISOY™ samples for use in beverage samples for the IFT Expo. ADM has also announced that they will launch the first extension of the CLARISOY™ at the 2012 IFT Annual Meeting and Food Expo in Las Vegas in June 2012.

Also during this year, CLARISOY™ was recognized as a major food innovation in the food industry by being included as one of the three finalists for Beverage Innovation of the Year by Food Ingredients Europe & Natural Ingredients.

During the first half of the year, the WTC focused on further optimization of the CLARISOY™ process and further improvement of the final products. Work was carried out on increasing yields and improving economics. This work continued for the balance of the year. Much patent work was undertaken and several patent applications were filed during the year. During the second half of the year, in particular in the last quarter, the primary focus at the WTC was to gather data required for scale up to a production plant and equipment selection. Burcon staff also provided assistance in the start-up of the Semi-Works facility. In addition, the WTC continued to produce CLARISOY™ samples for ADM customer evaluations and continued to improve and optimize the CLARISOY™ process, as well as carrying out sensory evaluation and applications work.

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production.

PEAZAZZ™
During the year, Burcon announced that it had developed a novel pea protein isolate that it has branded as PEAZAZZ™. PEAZAZZ™ pea protein is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. PEAZAZZ™ pea protein may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, diet products (high protein foods), gluten-free and vegetarian and vegan foods.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon will consider additional routes-to-market for its PEAZAZZ™ pea protein.

Puratein®, Supertein™ and Nutratein™
Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein™ canola protein isolates.

In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein™, Burcon has been in discussions with a leading animal nutrition company with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

7 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

NASDAQ LISTING
On October 27, 2011, the Company’s common shares commenced trading on The NASDAQ Global Market under the symbol “BUR”. Burcon’s NASDAQ listing is intended to help raise awareness of Burcon’s timely opportunity in the food and agri-food technology sectors and increase the accessibility of our shares to U.S. investors.

Intellectual Property
Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein®, Supertein™ and Nutratein™, CLARISOY™ and PEAZAZZ™ for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein®, Supertein™ and Nutratein™ CLARISOY™ and PEAZAZZ™ and other plant proteins.

During the year, Burcon filed five new patent applications relating to CLARISOY™ and canola protein isolate and received several patent grants over its canola protein patents, including nine U.S. patents. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 34 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 74 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 193 issued patents covering inventions that include the 34 granted U.S. patents. Currently, Burcon has over 375 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

Appointment of New Independent Directors
In July 2011, the Company announced the appointment of Matthew Hall to its board of directors. Mr. Hall was managing director and CEO of the food, coffee and beverages division of Nestle UK and, prior thereto, Mr. Hall was senior vice-president, global marketing communications and sales at Nestlé’s global headquarters in Vevey, Switzerland. Mr. Hall is currently an associate with London, England based GoodBrand, an international sustainability and social responsibility consultancy developing strategies and creating programs to build value for food and beverage industry clients. Mr. Hall is also executive in residence and a member of the advisory board of the Peter B. Gustavson School of Business at the University of Victoria in Victoria, British Columbia. Mr. Hall is a leader in developing and implementing step change marketing, communications and sales capability initiatives. Mr. Hall has been highly successful in implementing long-term capability changes that resulted in sustained growth and profit results for Nestle. Most recently, he initiated and implemented organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage.

In September 2011, J. Douglas Gilpin, FCA, ICD.D., was appointed to Burcon’s board of directors. Mr. Gilpin retired from the partnership of KPMG LLP in 1999 and received a Life Time Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. Mr. Gilpin has served as an audit engagement partner, Quality Assurance Partner and has consulted on corporate governance, including compliance with the Sarbanes-Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the TSX. Mr. Gilpin has served as a director of many public companies, including as chair of various committees of the board. Mr. Gilpin is a member of the Institute of Corporate Directors and recently received his ICD.D designation from the Institute and was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 8

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

Summary of Operating Results
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2012	2011	2010
	IFRS	IFRS	IFRS

Interest and other income	139	139	88
General and administrative expenses	5,061	6,055	4,887
Research and development expenses	1,040	2,890	2,189
Loss for the year	(5,962)	(8,806)	(6,989)
Basic and diluted loss per share	(0.20)	(0.30)	(0.25)
Total assets	10,526	14,234	16,121
Total long-term liabilities	223	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	29,961	29,545	28,287

Results of Operations
As at March 31, 2012, Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2012, the Company recorded a loss of $5,962,342 ($0.20 per share) as compared to $8,806,474 ($0.30 per share) in the prior year. Included in the loss amount is $1,716,062 (2011 - $4,091,119) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $101,148 (2011 -$178,050) and gain on disposal of property and equipment of $3,359 (2011 - $nil). The following provides a comparative analysis of significant changes in major expenditures items.

Research and Development Expenses
Components of research and development (“R&D”) expenditures are as follows:

Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Salaries and benefits	608	1,898	1,538
Laboratory operation	239	319	338
Amortization	97	174	161
Analyses and testing	50	54	50
Rent	42	73	76
Travel and meals	4	16	22
Toxicology trials	-	356	4
	1,040	2,890	2,189

In March 2011, the Company determined that it had met all the criteria of deferring development costs with respect to CLARISOY™ and commenced deferring these expenditures. During the year ended March 31, 2012, Burcon deferred a total of $1,778,888 (2011 - $190,284) of these development expenditures. Burcon expensed about $1,040,000 in R&D expenditures (2011 - $2,890,000).

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, the cash portion of salaries and benefits increased by approximately $128,000 over fiscal 2011. About $83,000 of the increase is due to the addition of new technical staff at the WTC, and the balance due to annual salary increases.

9 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

Before capitalizing laboratory operation costs to deferred development costs, these costs increased by about $53,000 over the prior year, due mainly to an increase of about $62,000 in repairs and maintenance costs, offset by a decrease in equipment rental expenses by about $12,000.

Before capitalizing analyses and testing expenditures to deferred development costs, these expenditures increased by about $78,000. However, as about $82,000 related to CLARISOY™ and were capitalized to deferred development costs, the amounts expensed actually decreased by about $3,000.

In 2011, Burcon agreed to reimburse ADM for its share of the GRAS regulatory recognition process pursuant to the amendment of the Canola Agreement. The amount of US$360,000 was recorded as R&D expenditures in fiscal 2011.

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Salaries and benefits	2,742	3,519	2,540
Professional fees	1,465	1,716	1,297
Investor relations	345	390	400
Travel and meals	129	85	85
NASDAQ filing fees	128	-	-
Office supplies and services	125	103	121
Other	86	73	62
Management fees	38	165	169
Amortization of property and equipment	4	4	3
TSX listing fee	-	-	210
	5,062	6,055	4,887

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

Salaries and benefits
Included in salaries and benefits is stock-based compensation expense of approximately $1,597,000 (2011 - $2,941,000). Options granted to directors this year were vested immediately and a related fair value of about $995,000 was recorded as stock-based compensation expense. Similarly, options granted to directors last year also vested immediately and a related fair value of about $538,000 was recorded as stock-based compensation. This increase was offset by a decrease in stock-based compensation expense of about $1.6 million for options granted in December 2009 that had completed vesting during this year.

The cash portion of salaries and benefits increased by about $529,000 over the prior year due to the full-year effect of two of the Company’s officers that transferred their employment to Burcon in late fiscal 2011, the hiring of a director of corporate development and a business development analyst also late last year, and a salary increase, including a retroactive salary adjustment, for a senior officer. Directors’ fees also increased by about $38,000 due to additional board and committee meetings held during this year.

Professional fees
Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Intellectual property	1,028	1,003	1,088
Legal and audit	377	136	102
Consulting	60	577	107
	1,465	1,716	1,297

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, Burcon capitalized about $651,000 (2011 - $2,000) of patent costs to deferred development costs. Total patent legal fees and expenditures (before capitalization) increased by about $674,000 over the prior year. As noted above, Burcon filed five new patents (2011 - six) during the year, and nine patents (2011 - five) entered national phase, which generated significant filing fees in various countries. Most of the patents that entered national phase in the prior year occurred during the last quarter, and the related expenditures continued into the early part of the current year. From inception, Burcon has expended approximately $7.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon incurred about $230,000 in legal and audit expenses related to our NASDAQ listing. As well, audit fees increased by about $50,000 as a result of the NASDAQ listing. This was offset by legal fees of about $47,000 in the prior year relating to the ADM CLARISOY agreement.

The decrease in consulting fees is due primarily to the financial advisory fee of about $510,000 paid last year for the negotiation and finalization of the CLARISOY™ agreement.

Investor relations
Included in investor relations expenses is approximately $7,000 (2011 - $67,000) of stock-based compensation expense. The cash portion of investor relations expenses increased by approximately $14,000. TSX and NASDSAQ fees accounted for about $39,000 of the increase, which was offset by a decrease in public relations fees of about $31,000. Travel expenses also increased by about $28,000, offset by a decrease in a newly-designed website last year of about $32,000.

11 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

Management fees
Management fees are charged by a related party (see Related Party Transactions) for the provision of administrative services. Prior to March 1, 2011, professional financial and legal services were also provided by two officers of the Company. These two officers transferred their employment to the Company on March 1, 2011, resulting in a decrease in management fees and an increase in salaries and benefits as noted above.

Liquidity and Financial Position
Financial Position
As at March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Cash and cash equivalents	3,857	9,628	11,662
Restricted cash	362	-	-
Short-term investments	2,302	2,304	2,320
Amounts receivable	37	42	25
Property and equipment, net of amortization	626	733	749
Deferred development costs	1,969	190	-
Total assets	10,526	14,234	16,121
Shareholder’s equity	9,387	12,905	15,720

As at March 31, 2012, Burcon had approximately $3,857,000 in cash and cash equivalents (March 31, 2011 - $9,628,000) and $2,302,000 (March 31, 2011 - $2,304,000) in short-term investments. The net cash used in operations during the year ended March 31, 2012, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $4,149,000, as compared to $4,537,000 in the prior year. Including the development expenditures that were deferred this year, cash used in operations and on CLARISOY™ development increased by about $1,013,000. The increase in patent-related activities accounted for $674,000 of the increase, and the NASDAQ listing attributed about $358,000 in legal, audit and filing fees. As noted above, the addition of staff and salary increases at both the Vancouver and Winnipeg offices contributed about $568,000 of the increase (net of the related decrease in management fees), offset by a decrease in financial advisory fee of about $510,000 last year. Non-salary R&D expenditures (before capitalization) also increased by about $131,000, offset by $356,000 recorded last year for the ADM regulatory recognition costs.

Restricted cash comprise the funds held in escrow and were released to ADM in April 2012.

The Company did not make significant capital expenditures during the year and invested approximately $79,000 in capital assets, as compared to $181,000 in the previous year due mainly to a major equipment upgrade.

Option exercises during the year provided proceeds of approximately $544,000 (2011 -$1,226,000). Warrants issued in the 2009 equity offering were exercised during fiscal 2011 providing proceeds of $641,000.

At March 31, 2012, Burcon’s working capital was approximately $5,175,000 (2011 - $10,727,000). Burcon did not commit to any material capital expenditures as at March 31, 2012. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $1.3 million in patent legal fees and disbursements in fiscal 2013. We expect several patents applications will enter National Phase in the coming year, although it will be about one-half of this year’s number. We also expect the same number of new patent applications that will be filed in fiscal 2013 as were

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 12

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

filed in fiscal 2012. There will likely also be patents that will be granted in Europe that will require registration in several European countries. Burcon had previously disclosed that it was planning to expend up to $800,000 to conduct external scientific studies to further research various aspects of its canola protein products. However, due to other more immediate business objectives, this project has been put on hold.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2013, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from the semi-works commercial facility. Burcon intends to raise additional capital to fund its operations and business objectives through an equity offering within the next twelve months, although there is no assurance that additional financing will be available on acceptable terms, if at all.

Financial Instruments
The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash and cash equivalents comprise term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk
All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investments that earn interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.23% (2011 - 1.01%) per annum and the weighted average interest rate earned on the short-term investments was 1.22% (2011 - 1.47%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2012 is estimated to be a $39,000 increase or decrease in interest income per year.

Liquidity risk
The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2012 was $916,652, all of which is within the next 12 months.

Outstanding Share Data
As at March 31, 2012, Burcon had 29,993,074 common shares and 1,995,854 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.32 per share.

As at the date of this MD&A, Burcon had 30,001,008 common shares and 1,987,920 stock options outstanding at a weighted average exercise price of $7.34 per share.

13 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

Quarterly Financial Data
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	March 31,	December	September	June 30,
	2012	31, 2011	30, 2011	2011
	IFRS	IFRS	IFRS	IFRS

Interest and other income	29	32	36	43
Loss for the period	(1,089)	(1,897)	(1,786)	(1,190)
Basic and diluted loss per share	(0.04)	(0.06)	(0.06)	(0.04)

		Three months ended
	March 31,	December	September	June 30,
	2011	31, 2010	30, 2010	2010
	IFRS	IFRS	IFRS	IFRS

Interest and other income	41	39	32	27
Loss for the period	(2,526)	(1,609)	(1,922)	(2,749)
Basic and diluted loss per share	(0.08)	(0.05)	(0.07)	(0.09)

Included in the loss of the first four quarters of the current year are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. Included in the first, second, third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $1,787,000, $997,000, $682,000 and $625,000, respectively. The higher stock-based compensation expense in the first quarter of last year relates to the recognition of options granted in those quarter that had vested immediately.

During the quarter ended March 31, 2011, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY™ agreement.

As noted in the G&A Expenses and Professional Fees sections above, Burcon incurred about $248,000 and $110,000 in the second and third quarters of this year, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the current quarter, of which $182,000 have been capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth quarter of last year, as well as the second quarter of the current year. These costs include filing fees for these patents in several designated countries.

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 14

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

Related Party Transactions
Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the rental of its office premises and management services. During fiscal 2012, Burcon paid $56,587 (2011 - $40,777) to this company for the office rental charges. In addition, administrative services are contracted through a management agreement with this related company and professional legal and accounting services were contracted up to February 28, 2011. For the year ended March 31, 2012, Burcon was charged management fees of $37,940 (2011 - $165,563) for these services. From March 1, 2011, the Company charged $18,951 (2011 - $2,093) in management fees for the services of these two officers to the related company for services performed. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRC).

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the consolidated financial statements for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point when amortization of development cost commences, and the expense allocation to deferred development costs.

Future Accounting Changes
Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures
  Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement
  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on/after January 1, 2015.

  New standards addressing scope of reporting entity
  IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11,   Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires

15 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

  the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

  These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13, Fair value measurement and disclosure requirements
  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting
The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2012 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2012 that could have materially affected, or are reasonably likely to materially affect, such controls.

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2012 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 193 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 34 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at March 31, 2012 & 2011

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Given that ADM has chosen not to license Burcon’s technology for producing Puratein® and Supertein™ canola protein isolates, Burcon must secure an alternative strategic partner to do so. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Although Burcon is in discussions with a potential partner for PEAZAZZ™ pea protein, no strategic alliance has yet been formed. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements – Burcon has accumulated net losses of approximately $52.9 million from its date of incorporation through March 31, 2012. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will occur, it expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of
Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $49.1 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $5.1 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least May 2013. Although Burcon has sufficient funds to operate until May 2013, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

17 Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis

Outlook
For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

Soy
Burcon will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY™ soy protein.

Canola
Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™, Puratein® and Nutratein™ canola protein isolates. In respect of Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products. Burcon will also continue to pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of Burcon’s canola protein isolates.

Pea
Burcon intends to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for PEAZAZZ™ pea protein into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of PEAZAZZ™ pea protein.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.

Burcon Nutrascience Corporation / Annual Report 2012 / Management’s Discussion and Analysis 18

Consolidated Financial Statements
Years ended March 31, 2012 & 2011 (Prepared in Canadian dollars)

Management’s Report

The consolidated financial statements accompanying this annual report and all of the information herein concerning the Company are the responsibility of management.

These consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and, where appropriate, reflect management’s best estimates and judgments. The Company’s financial information, presented elsewhere in the annual report, is consistent with what is presented in the financial statements.

Burcon maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, transactions are authorized and that accurate, timely and comprehensive financial information is prepared.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements through its Audit Committee, which reviews the consolidated financial statements and reports thereon to the Board of Directors. The Audit Committee is appointed annually by the Board of Directors and all of its members are external non-related directors.

The Audit Committee meets with management as well as with external auditors to review the consolidated financial statements, management’s discussion and analysis, internal controls over financial reporting and other financial issues. The external auditors have full and free access to the Audit Committee, with or without management, to discuss their audit findings.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in the annual report, approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided herein.

/s/ Johann F. Tergesen	/s/ Jade Cheng
Johann F. Tergesen	Jade Cheng
President & Chief Operating Officer	Chief Financial Officer

19 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Independent Auditor’s Report

To the Shareholders of Burcon NutraScience Corporation
We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as at March 31, 2012 and March 31, 2011 and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended March 31, 2012 and March 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2012 and March 31, 2011 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
June 22, 2012
Vancouver, British Columbia

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 20

Consolidated Balance Sheets
As at March 31, 2012 & 2011 (Prepared in Canadian Dollars)

	2012	2011
	$	$

Assets
Current assets
Cash and cash equivalents	3,856,929	9,628,020
Restricted cash	361,600	-
Short-term investments	2,301,961	2,304,465
Amounts receivable (note 9)	37,027	41,919
Prepaid expenses	117,991	81,570
	6,675,508	12,055,974
Property and equipment (note 3)	626,488	732,977
Deferred development costs	1,969,172	190,284
– net of accumulated amortization of $nil (2011 - $nil) (note 4)
Goodwill	1,254,930	1,254,930
	10,526,098	14,234,165
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	916,652	1,328,920
Deferred revenue	222,656	-
	1,139,308	1,328,920
Shareholders’ Equity (note 5)
Capital stock (note 9)	48,061,704	47,158,758
Contributed surplus	4,009,595	3,762,983
Options	10,209,388	8,915,059
Deficit	(52,893,897)	(46,931,555)
	9,386,790	12,905,245
	10,526,098	14,234,165

Subsequent events (note 15)

Approved by the Board of Directors on June 21, 2012

/s/ Douglas Gilpin	/s/ Lorne Tyrrell

J. Douglas Gilpin, Director	Lorne Tyrrell, Director

21 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2012 & 2011 (Prepared in Canadian Dollars)

	2012	2011
	$	$

Expenses
General and administrative (notes 6 and 9)	5,061,510	6,055,351
Research and development (note 7)	1,040,085	2,889,853
Loss from operations	(6,101,595)	(8,945,204)
Interest and other income (note 9)	139,253	138,730
Loss and comprehensive loss for the year	(5,962,342)	(8,806,474)
Basic and diluted loss per share (note 8)	(0.20)	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 22

Consolidated Statements of Changes in Equity
For the years ended March 31, 2012 & 2011 (Prepared in Canadian Dollars)

	Number of	Capital	Contributed	Options	Warrants	Deficit	Total
	fully paid	stock	surplus	$	$	$	Shareholders’
	common	$	$				equity
	shares						$
	(unlimited
	number of
	common
	shares
	without par
	value)

Balance - March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941
Net loss	-	-	-	-	-	(8,806,474)	(8,806,474)
Options exercised for cash	638,000	1,225,900	-	-	-	-	1,225,900
Transferred from options on exercise of options	-	883,503	-	(883,503)	-	-	-
Options granted to employees	-	-	-	4,124,885	-	-	4,124,885
Warrants exercised	111,477	640,993	-	-	-	-	640,993
Transferred from warrants on exercise of warrants	-	171,972	-	-	(171,972)	-	-
Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245
Net loss	-	-	-	-	-	(5,962,342)	(5,962,342)
Options exercised for cash	187,517	544,324	-	-	-	-	544,324
Transferred from options on exercise of options	-	358,622	-	(358,622)	-	-	-
Options granted to employees	-	-	-	1,899,563	-	-	1,899,563
Options vested but not exercised	-	-	246,612	(246,612)	-	-	-
Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

The accompanying notes are an integral part of these consolidated financial statements.

23 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Consolidated Statements of Cash Flows
For the years ended March 31, 2012 & 2011 (Prepared in Canadian Dollars)

	2012	2011
	$	$

Cash flows from operating activities
Loss for the year	(5,962,342)	(8,806,474)
Items not affecting cash
Amortization of property and equipment	101,148	178,050
Gain on disposal of property and equipment	(3,359)	-
Stock-based compensation expense	1,716,062	4,091,119
	(4,148,491)	(4,537,305)
Changes in non-cash working capital items
Amounts receivable	4,892	(16,867)
Prepaid expenses	(36,421)	(3,634)
Accounts payable and accrued liabilities	(412,268)	927,741
Deferred revenue	222,656	-
	(4,369,632)	(3,630,065)
Cash flows from investing activities
Decrease in short-term investments	2,504	15,907
Increase in restricted cash	(361,600)	-
Acquisition of property and equipment	(78,546)	(180,608)
Development costs deferred	(1,511,886)	(105,852)
Proceeds from disposal of property and equipment	3,745	-
	(1,945,783)	(270,553)
Cash flows from financing activities
Issue of capital stock	544,324	1,866,893
Decrease in cash and cash equivalents	(5,771,091)	(2,033,725)
Cash and cash equivalents - Beginning of year	9,628,020	11,661,745
Cash and cash equivalents - End of year	3,856,929	9,628,020
Cash and cash equivalents consist of
Cash	3,856,929	531,516
Cash equivalents	-	9,096,504
	3,856,929	9,628,020
Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	183,501	65,397
Amortization of property and equipment charged to deferred development costs	83,501	19,036

The accompanying notes are an integral part of these consolidated financial statements.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 24

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange and the NASDAQ Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia. Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary are developing CLARISOY™, a soy protein isolate; Puratein® and Supertein™ and Nutratein™, three canola protein isolates; and PEAZAZZ™, a pea protein isolate.

a) CLARISOY™
On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including knowhow and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon.

b) Puratein®, Supertein™ and Nutratein™
Burcon had a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™.

On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the U.S. regulatory recognition process, Burcon agreed to reimburse ADM its share of the costs being US$360,000 (CA$368,620). During the first quarter of fiscal 2012, the funds were deposited in US dollars into an interest-bearing escrow account held in trust for Burcon and ADM. Unless Burcon and ADM agreed to any further extensions or amendments, the funds held in the escrow account, including any accrued interest, would be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM would have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in the escrow account were released to ADM in April 2012. Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins.

c) PEAZAZZ™
Burcon has developed a novel pea protein isolate that it has branded PEAZAZZ™.
Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialized PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon is free to consider additional routes-to-market for its PEAZAZZ™ pea protein.

2	Significant accounting policies

Basis of presentation
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC).

25 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 with early adoption permitted.  The Company adopted IFRS with a transition date as of April 1, 2009.

The Company has consistently applied the same accounting policies throughout all periods presented. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 31, 2012. The board of directors approved these financial statements on June 21, 2012.

Principles of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at March 31, 2012 are as follows:

Name	Place of	Interest	Principal activity
	incorporation	%

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Revenue recognition
The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the statement of operations.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 26

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

Business combinations
The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates
The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 for assumptions used by management). Management’s judgment is also applied in the determination of whether all criteria for deferring development costs are met, the determination of the point at which amortization of development costs commences, and the expense allocation to deferred development costs.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments
Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit and loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classifies its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss.

27 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of operations. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss. Impairment losses on available-for-sale equity instruments are not reversed.

The Company has no derivative instruments.

Property and equipment
Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets
The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Research and development costs
Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing on the date the Company starts earning royalties.

Goodwill
Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 28

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes
The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Government assistance
The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. The Company has not recognized the benefits of ITCs because realization of these benefits is not probable at this time. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based compensation
The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model is provided in note 5.

Provisions
Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

29 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Foreign currency translation
(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of operations.

Future accounting changes
Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

The following standards and interpretations are issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures
  Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on or after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement
  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest.  Otherwise, it is measured at fair value through profit or loss. Financial liabilities are measured either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on or after January 1, 2015.

  New standards addressing scope of reporting entity
  IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12,
  Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11,   Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for   entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

  These standards are all effective for years beginning on or after January 1, 2013.

  IFRS 13 - Fair value measurement and disclosure requirements
  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on or after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 30

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

3	Property and equipment

	Equipment	Computer	Total
	$	equipment	$
		$

Cost at March 31, 2011	3,135,746	53,445	3,189,191
Current period additions	69,676	8,870	78,546
Current period disposals	(5,000)	-	(5,000)
Cost at March 31, 2012	3,200,422	62,315	3,262,737
Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214
Current period retirements	(4,613)	-	(4,613)
Current period amortization	178,939	5,709	184,648
Accumulated amortization at March 31, 2012	2,590,562	45,687	2,636,249
Net book value at March 31, 2012	609,860	16,628	626,488

	Equipment	Computer	Total
	$	equipment	$
		$

Cost at March 31, 2010	2,956,962	51,621	3,008,583
Current period additions	178,784	1,824	180,608
Cost at March 31, 2011	3,135,746	53,445	3,189,191
Accumulated depreciation at March 31, 2010	2,224,530	34,598	2,259,128
Current period amortization	191,706	5,380	197,086
Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214
Net book value at March 31, 2011	719,510	13,467	732,977

4	Deferred development costs

$

Cost at March 31, 2011	190,284
Current period additions	1,778,888
Cost at March 31, 2012	1,969,172
Amortization and impairment at March 31, 2011	-
Current period amortization	-
Amortization and impairment at March 31, 2012	-
Net book value at March 31, 2012	1,969,172
Cost at March 31, 2010	-
Current period additions	190,284
Cost at March 31, 2011	190,284
Amortization and impairment at March 31, 2010	-
Current period amortization	-
Amortization and impairment at March 31, 2011	-
Net book value at March 31, 2011	190,284

31 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

5	Shareholders’ equity

a) Capital stock
Authorized
Unlimited number of common shares without par value

b) Contributed surplus
Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c) Options
The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2012, 1,995,854 (2011 - 2,040,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it would permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,003,453 (2011 - 41,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2012 and 2011, the estimated weighted average vesting period of the outstanding options was 18 months (2011 - 20 months). The remaining outstanding vesting period at March 31, 2012 was approximately 13 months (2011 - 25 months). All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2012		2011
	Number of	Weighted	Number of	Weighted
	options	average	options	average exercise
		exercise price		price
		$		$

Outstanding -
Beginning of year	2,040,871	6.94	2,548,871	5.59
Granted	200,000	7.42	130,000	8.81
Exercised	(187,517)	2.90	(638,000)	1.92
Forfeited/expired	(57,500)	8.47	-	-
Outstanding - End of year	1,995,854	7.32	2,040,871	6.94

The following table summarizes information about stock options outstanding and exercisable at March 31, 2012:

		Options outstanding		Options exercisable
Range of	Number	Weighted	Weighted	Number	Weighted
exercise prices	outstanding	average	average	exercisable	average
$	at March 31,	remaining	exercise price	at March 31,	exercise price
	2012	contractual		$2012	$
		life (years)

2.80 to 3.30	378,354	0.45	3.30	378,354	3.30
5.67 to 6.78	527,500	3.22	5.97	527,500	5.97
8.05 to 9.60	1,090,000	7.92	9.38	1,073,333	9.39
	1,995,854			1,979,187

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 32

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2012	2011

Dividend yield	0.0%	0.0%
Expected volatility	63.6%	75.1%
Risk-free interest rate	1.8%	3.5%
Expected forfeitures	11.1%	11.4%
Expected average option term (years)	8.4	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2012 was $4.97 (2011 - $6.72) per option.

Included in research and development expenses is $111,587 (2011 - $1,051,561) (note 7) of stock-based compensation and included in general and administrative expenses is $1,604,475 (2011 - $3,039,558) (note 6) of a combination of stock-based compensation and costs settled by way of stock options. Included in deferred development costs is $183,501 (2011 - $65,397) of stock-based compensation.

d) Warrants
During the year ended March 31, 2011, 111,477 agents’ warrants issued in connection with the Company’s 2009 public offering were exercised. No warrants were outstanding as at March 31, 2012 and 2011.

6	General and administrative

	2012	2011
	$	$

Salaries and benefits (note 5)	2,742,248	3,518,819
Professional fees	1,465,413	1,716,424
Investor relations	344,859	389,945
Travel and meals	128,506	84,693
NASDAQ filing fees	127,654	-
Office supplies and services	124,956	103,075
Other	85,922	73,165
Management fees (note 9)	37,940	165,563
Amortization	4,012	3,667
	5,061,510	6,055,351

7	Research and development

	2012	2011
	$	$

Salaries and benefits (note 5)	608,289	1,897,935
Laboratory operation	238,804	318,605
Amortization	97,136	174,383
Analyses and testing	50,108	53,553
Rent	42,262	73,612
Travel and meals	3,486	16,085
Toxicology trials	-	355,680
	1,040,085	2,889,853

33 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2012	2011
	$	$

Loss for the year, being loss attributable to common	5,962,342	8,806,474
shareholders - basic and diluted
	Shares	Shares
Weighted average common shares - basic and diluted	29,961,431	29,545,189
Basic and diluted loss per share	(0.20)	(0.30)

For the years ended March 31, 2012 and 2011, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the year ended March 31, 2012 is $56,587 (2011 - $40,777) for office space rental, services, and equipment rental.

For the year ended March 31, 2012, included in management fees is $37,940 (2011 - $165,563) for services provided. At March 31, 2012, $2,113 (2011 - $935) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2012, included in interest and other income is $18,951 (2011 - $2,093) for management services provided. At March 31, 2012, $2,396 (2011 - $2,093), of this amount is included in amounts receivable.

10	Key management compensation

Remuneration of directors and key management personnel comprises:

	2012	2011
	$	$

Short-term benefits	503,965	304,568
Option-based awards	1,321,287	1,930,987
	1,825,252	2,235,555

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

11	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2012	2011
	$	$

Recovery of income taxes based on the combined statutory
income tax rate of 27.67% (2011 – 29.1%)	(1,650,000)	(2,454,000)
Deferred income tax assets not recognized	1,082,000	1,250,000
Adjustment to deferred income tax assets for changes in tax rates	51,000	122,000
Non-deductible items and tax adjustments	517,000	1,082,000
Recovery of income taxes	-	-

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 34

Notes to Consolidated Financial Statements
March 31, 2012 & 2011 (Prepared in Canadian Dollars)

The decrease in the combined statutory income tax rates for 2012 from 2011 is due to a decrease in the provincial substantively enacted tax rates for BC and Manitoba.

As at March 31, 2012, the Company has non capital losses of approximately $24,868,000 (2011 - $19,213,000) available to reduce taxable income in future years. These losses expire as follows:

$

2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,498,000
2031	4,358,000
2032	5,556,000
24,868,000

In addition, the Company has SR&ED expenditures of approximately $10,325,000 available to carry forward indefinitely.

ITCs of $4,238,000 may be used to offset deferred income taxes otherwise payable and expire between 2014 and 2032.

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2012	2011
	$	$

Deferred income tax assets (liability)
SR&ED expenditures	2,644,000	2,554,000
Losses from operations carried forward	6,573,000	5,050,000
Deferred development costs	(437,000)	-
Financing costs	154,000	230,000
Property and equipment	98,000	116,000
Unrecognized deferred income
tax assets	9,032,000	7,950,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

12	Financial instruments

Credit risk
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

35 Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements

Interest rate risk
All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2012, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.23% (2011 – 1.01%) and the weighted average interest rate earned on the short-term investments was 1.22% (2011 - 1.47%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2012 is estimated to be a $39,000 increase or decrease in interest income per year.

Liquidity risk
The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2012 was $916,652, all of which is within the next 12 months.

13	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day to day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2012.

14	Commitments

The Company is committed to make payments under certain operating leases for office space and office equipment. Operating lease costs expensed during the year were $100,511 (2011 - $114,389). The future payments required under operating leases are as follows:

$

2013	60,043
2014	86,091
146,134

15	Subsequent events

Subsequent to March 31, 2012, employees exercised stock options resulting in 7,934 common shares at a weighted average exercise price of $3.15 per share were issued.

Burcon Nutrascience Corporation / Annual Report 2012 / Consolidated Financial Statements 36

Corporate Information

Corporate Office		Frankfurt Stock Exchange	Lawrence Wang [1]	Officers
1946 West Broadway		Symbol for Common Shares:	Edmonton, Alberta	Allan Yap
Vancouver, British Columbia V6J 1Z2		WKN 157793	Professor (Emeritus)	Chief Executive Officer
tel:	604.733.0896		University of Alberta
fax:	604.733.8821			Johann F. Tergesen
		Annual Meeting Of Shareholders		President and Chief Operating Officer
		Date:	D. Lorne Tyrrell [1,3]
		September 12, 2012 at 10am PDT	Edmonton, Alberta
Technical Centre			Founding Director	Jade Cheng
Burcon NutraScience (MB) Corp.			Li Ka Shing Institute of Virology	Chief Financial Officer and Treasurer
Winnipeg, Manitoba		Location:
		Morris J. Wosk Centre		Dorothy K.T. Law
		580 West Hastings Street		Senior Vice-President, Legal and Corporate Secretary
Website		Vancouver, British Columbia V6B 5K3	Alan Chan
www.burcon.ca			Hong Kong
			Executive Director	Randy Willardsen
			ITC Corporation Limited	Senior Vice-President, Process
Investor Relations
toll free: 1.888.408.7960		Directors
email: info@burcon.ca		Allan Yap	Matthew Hall [2,3]	Martin Schweizer
		Hong Kong	Vancouver, British Columbia	Vice-President, Technical Development
		Chairman and Chief Executive Officer	Principal Consultant
Auditors		Burcon NutraScience Corporation	Matt Hall and Associates
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700		Johann F. Tergesen	J. Douglas Gilpin [1,2,3]
Vancouver, British Columbia V6C 3S7		Vancouver, British Columbia	Edmonton, Alberta
		President and Chief Operating Officer	Consultant
Burcon NutraScience Corporation
Transfer Agent & Registrar			Bradford Allen
Computershare Investor Services Inc.			California, USA
510 Burrard Street		Rosanna M.W. Chau	Consultant
Vancouver, British Columbia V6C 3B9		Hong Kong
Deputy Chairman and
		Managing Director	1 Member of the Audit Committee
Share Listing		ITC Corporation Limited	2 Member of the Corporate
Toronto Stock Exchange			Governance Committee
Symbol for Common Shares: BU		Paul S. Westdal [2,3]	3 Member of the Nominating and
		Winnipeg, Manitoba	Compensation Committee
NASDAQ Global Market		President, Agri-Tec International Inc.
Symbol for Common Shares: BUR

This Annual Report contains forward-looking statements that relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. They are subject to a number of risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances.

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PEAZAZZTM, Puratein®, SuperteinTM and NutrateinTM are trademarks of Burcon NutraScience Corporation
CLARISOYTM is a trademark of and under license from Archer Daniels Midland Company